

February 28, 2013

Via E-mail
Mr. Mark E. Johnson
Chief Financial Officer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

> **RE: NCI Building Systems, Inc.**
> **Form 10-K for the Year Ended October 28, 2012**
> **Filed December 24, 2012**
> **File No. 1-14315**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 28, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 44

2. Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussions for account receivable, inventories, accounts payable and accrued expenses. Given the impact changes in your accounts receivables and

inventories have had on your cash flows from operations, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Financial Statements

Statements of Operations, page 67

3. Please separately present the amount of revenues and corresponding costs of sales for services provided, if material. Refer to Rule 5-03 of Regulation S-X.

Notes to the Financial Statements

Note 13. Series B Cumulative Convertible Participating Preferred Stock, page 96

4. With reference to the guidance set forth in ASC 260-10-S99, please help us better understand your accounting of the amendment agreement entered into in May 2012. Please address the following:

    - Please confirm that the amendment agreement did not significantly change any other terms of the convertible preferred stock aside from your dividend obligations. For example, please confirm that there were no changes in the redemption terms;
    - To determine if the amendment agreement resulted in a modification or extinguishment of the convertible preferred stock, you evaluated the significance in the change to the substantive contractual terms in relation to both the economic characteristics of the convertible preferred stock and the business purpose of the amendment agreement. Based on certain qualitative considerations, you determined an extinguishment and reissuance had occurred and recorded the convertible preferred stock at fair value as of May 8, 2012. Please provide us with a comprehensive explanation as to how you, both quantitatively and qualitatively, determined that the amendment to the convertible preferred stock should be accounted for as an extinguishment. In this regard, please expand your critical accounting policy disclosures under convertible preferred stock extinguishment policy caption on page 59 to provide the significant estimates and assumptions you utilized in making this determination; and
    - Please disclose how you arrived at the convertible preferred stock fair value amount of $620 million as of May 8, 2012.

Note 21. Employee Benefit Plans, page 111

5. Please clarify which liability line items include amounts related to pensions as well as the corresponding amounts included in each line item. Refer to ASC 715-20-50-1(c).

Note 22. Business Segments, page 117

6. Please provide the disclosures required by ASC 280-10-50-41 and 50-42 regarding geographic areas and major customers.

7. The disclosures on page 117 and elsewhere in the filing indicate that you have aggregated your operations into three reportable segments, which are metal coil coating, metal components, and engineered building systems. Your disclosures on page 83 indicate that your operating segments rather than reportable segments are metal coil coating, metal components, and engineered building systems. Please advise and revise your disclosures to clarify what your operating and reporting segments are. Please also revise your disclosure to clarify the level at which you determine your reporting units based on the guidance provided in ASC 350-20-35-33 through 35-38. If you aggregate reporting units, please revise your disclosure herein or within your critical accounting policy disclosures to clarify how you determined this was appropriate pursuant to ASC 350-20-35-35.

Note 23. Contingencies, page 119

8. You believe that the ultimate disposition of the matters disclosed will not have a material adverse effect on your operations or financial condition taken as a whole. Please also address the expected effect of these matters on your cash flows. Address this comment as it relates to your disclosures under Item 3. Legal Proceedings on page 30 as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief